NOTICE OF IMPORTANT CHANGES

You are receiving this Supplement because of changes to the Hartford Money Market HLS Fund (HMMF), currently offered as an investment option in your variable annuity.  The Board of Directors of the HMMF has approved changes to the HMMF that you need to be aware of. These changes are more fully described in the Supplement below.  The changes to the HMMF become effective on or about October 21, 2013.  After you read and understand the changes to the HMMF, you may wish to take action before that date.

There are four primary changes to the HMMF:

1)  The HMMF will no longer be operated as a money market fund

2)  The HMMF will no longer seek to maintain a stable $1.00 NAV

3)  The HMMF will be renamed the Hartford Ultrashort Bond HLS Fund

4)  The HMMF will change its sub-advisor from HIMCO to Wellington

If you currently have all or part of your Contract Value allocated to the HMMF and would prefer to continue to have your Contract Value allocated to a money market fund that seeks to maintain a stable $1.00 NAV, you will need to take action before October 21, 2013 to allocate your Contract Value to the Invesco V.I. Money Market Fund (IMMF).  The IMMF has different risks and fees than the HMMF.  Please see IMMF’s prospectus for a complete discussion of the fees and risks of investing in that Fund.

To make a money market fund and other allocation changes, you may contact our Annuity Contact Center at 1-800-862-6668, Monday through Thursday 8:00 a.m. to 7:00 p.m., or Friday 9:15 a.m. to 6:00 p.m., Eastern Time.  Additionally, you may make allocation changes* and view additional contract details on our website, www.hartfordinvestor.com.

*Some contracts may not be able to perform allocation changes online due to a certain contract type or provision.  Please contact our Annuity Contact Center for more information.

Supplement Dated July 15, 2013 to your Prospectus Dated May 1, 2013

At a meeting of the Board of Directors of Hartford Series Fund, Inc. (the “Board”) on June 18, 2013, the Board approved certain changes to the Hartford Money Market HLS Fund (the “Fund”).  Specifically, the Board approved, among other things, changes to the Fund’s name, investment objective and principal investment strategy.

Effective on or about October 21, 2013 the Fund will: (i) cease to operate as a money market fund and be managed as an ultra-short bond fund; (ii) no longer seek to maintain a stable $1.00 Net Asset Value (NAV) per share (the NAV will fluctuate daily); and (iii) be renamed the Hartford Ultrashort Bond HLS Fund.

The investment objective of the Hartford Ultrashort Bond HLS Fund is to seek total return and income consistent with preserving capital and maintaining liquidity.

Also effective on or about October 21, 2013:

(1)	Wellington Management Company, LLP will replace Hartford Investment Management Company as sub-adviser to the Hartford Ultrashort Bond HLS Fund;

(2)

Any contract or rider provision or administrative program that requires Contract Value to be allocated to a money market fund (e.g., when a minimum balance is reached for certain optional living benefit riders) will now utilize the Invesco V.I. Money Market Fund. Any Contract Value allocated to the Fund as of October 21, 2013 pursuant to a contractual provision that requires Contract Value to be allocated to a money market fund can remain in the Fund and will not be automatically transferred to the Invesco V.I. Money Market Fund; and

(3)	All references to the Fund are hereby replaced with the Hartford Ultrashort Bond HLS Fund.

This supplement should be retained with the prospectus for future reference.

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